Exhibit 4.49

English Translation

Renewal Agreement of Loan Contract (I)

No.: 2011 Year -Beijing Zi- No. 81110901

Lender: China Merchants Bank Co., Ltd., Shanghai Dongfang Sub-branch

Principal: Chen Siqing

Borrower: Ku6 (Beijing) Information Technology Co., Ltd.

Legal Representative/ Principal: Li Shanyou

Guarantor:

Legal Representative/ Principal:

Or Guarantor (for individual):

ID No.:

Mortgagor/ Pledgor:

Legal Representative/ Principal:

Or Mortgagor/ Pledgor (for individual):

ID No.:

For working capital reasons, the Borrower is unable to timely repay the loan under the Loan Contract (No. 11110115) (hereinafter referred to as “Loan Contract”) , and needs to apply for a renewal of the loan. Upon examination, the Lender accepts the Borrower’s application. The Parties, through negotiation, conclude this Agreement as follows:

Article 1 Renewal Agreements

Regarding the RMB loan of Forty Million Yuan (in words) borrowed by the Borrower from the Lender pursuant to the Loan Contract, of which Forty Million Yuan (in words) shall mature on August 10, 2011, there are still Thirty-Nine Million Seven Hundred and Fifty Thousand Yuan (in words) outstanding as of August 19, 2012. Now, in accordance with the provisions hereof, the loan period is renewed until February 10, 2012. The Borrower shall repay all the principal and interests on the maturity date of this renewal.

Article 2 The Loan Rate for the Renewal Period

2.1	In case of RMB loan, the benchmark rate for renewal period will be the RMB benchmark lending rate of the financial institutions applicable to the accumulated loan time, increased/ decreased by / % according to the actual renewal condition, or the interest rate of the loan is 6.71%.
The accumulated loan time refers to the total of the loan period under the Loan Contract, the renewal period provided in the Renewal Agreement and the renewal period provided in Article 1 of this Agreement.

2.2	In case of foreign currency loan, the base rate for renewal period will be / of / month (s)/ / day (s) (alternatively) of the same currency on the pricing date or one day or two days before the pricing date, increased by / base point (s) (Bps) according to the actual renewal, or the loan rate is / %.

2.3	Except as otherwise provided in this Article 2, other provisions of the Loan Contract in relation to loan rates remain applicable.

Article 3 Security Provisions

3.1	In the event that the loan is guaranteed, the Guarantor undertakes that it continues to provide guarantee for such loan. The original irrevocable guarantee letter submitted to the Lender on remains valid, and the guarantee period is modified to this renewal period plus two additional years. If the Guarantor is changed or (an) additional Guarantor(s) is/are added, the new guarantor(s) shall issue a separate Irrevocable Guarantee Letter to the Lender.

3.2	In the event that the loan is secured by mortgage/ pledge, the Mortgagor/ Pledgor undertakes that it continues to provide mortgage/ pledge using the assets / it owns or is entitled to dispose of by operation of law. The original Mortgage/ Pledge Contract (No. / ) concluded with the Lender remains valid, and the registration or filing, notarization and insurance formalities of the mortgaged/ pledged assets shall be conducted for another time as required by the Lender. If the mortgaged/ pledged assets are changed or added, in relation to the replacement or newly added mortgaged/ pledged assets, the new mortgagor or pledgor shall enter into a separate Mortgage Contract/ Pledge Contract with the Lender and conduct the mortgage/ pledge formalities.

Article 4 This Agreement is an integral part of the Loan Contract. Unless otherwise provided in this Agreement, the Loan Contract, the Irrevocable Guarantee Letter and Mortgage/ Pledge Contract remain valid, which the Parties shall continue to comply with and perform.

Article 5 Effectiveness Conditions of this Agreement

5.1	In the event that the loan is guaranteed, this Agreement becomes effective on the date when the legal representatives/ principals or authorized representatives of the Lender, the Borrower and the Guarantor sign/stamp with the official seals of the entities affixed (or when the legal representatives/ principals or authorized representatives of the Lender and the Borrower sign/stamp with the official seals of the entities affixed, and the Guarantor signs, in the event that the Guarantor is an individual), and expires automatically when the principal, interest and relevant expenses hereunder are fully repaid.

5.2	In the event that the loan is secured by mortgage/ pledge, this Agreement becomes effective on the date when the legal representatives/ principals or authorized representatives of the Lender, the Borrower and the Mortgagor/ Pledgor sign/ stamp with the official seals of the entities affixed (or when the legal representatives/ principals or authorized representatives of the Lender and the Borrower sign/stamp with the official seals of the entities affixed, and the Mortgagor/ Pledgor signs, in the event that the Mortgagor/ Pledgor is an individual), and expires automatically when the principal, interest and relevant expenses hereunder are fully repaid. If registration or filing of the mortgaged/ pledged assets is required according to relevant regulations, this Agreement will become effective after the preceding signature formalities and the registration or filing of the mortgaged/ pledged assets are completed.

Article 6 Miscellaneous

This Agreement is made in triplicate and each Party holds one copy. All copies are of equivalent validity.

Each Party has fully negotiated with respect to all provisions of this Agreement. The bank has specifically reminded the other Parties of relevant provisions that exempt or limit the bank’s liabilities, that provide certain one-sided rights for the bank and that increase the other Parties’ liabilities or limit the other Parties’ rights, and has required the other Parties’ full and accurate understanding thereof. The bank has made corresponding explanation of the above provisions upon the other Parties’ request. The Parties hereto have a unanimous understanding of the provisions of this Agreement.

Lender: (seal)	[seal]
Principal/Authorized Representative:	[seal]

Borrower: (seal)	[seal]
Legal/Principal/Authorized Representative:	[seal]

Guarantor: (seal)
Legal/Principal/Authorized Representative:
Guarantor: (signature)

Mortgagor/ Pledgor: (seal)
Legal/Principal/Authorized Representative:
Mortgagor/ Pledgor: (signature)

Execution Date: August 14, 2011